UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2004

Commission File Number: 0-26636

ASIA PACIFIC RESOURCES LTD.
(Translation of registrant's name into English)

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒ Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated February 18, 2004

99.2	Material Change Report dated February 18, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.
(Registrant)

Date: February 27, 2004	By	/s/ Doris Meyer

(Signature)
Doris Meyer, Assistant Corporate Secretary
Asia Pacific Resources Ltd.